Exhibit 99.1

New Media Announces Third Quarter 2019 Results

•	Total Revenues of $376.6 million

•	Operating loss of $1.9 million

•	As Adjusted EBITDA of $45.1 million*

•	Free Cash Flow of $32.2 million*

•	Revenue, As Adjusted EBITDA and Free Cash Flow negatively impacted by approximately $1.5 million in loss from Hurricane Dorian

•	Previously declared third quarter dividend of $0.38

•
The announced acquisition of Gannett Co., Inc. (“Gannett”) has received the required regulatory approvals and is expected to close shortly after the New Media and Gannett special stockholder meetings, which will be held on November 14, 2019

NEW YORK, N.Y. October 31, 2019 – New Media Investment Group Inc. (NYSE: NEWM) today reported its financial results for the third quarter ended September 29, 2019.

($ in million, except per share)
GAAP Reporting	Q3 2019
Revenues	$376.6
Operating loss	$(1.9)
Net loss attributable to New Media	$(18.5)
Non-GAAP Reporting*	Q3 2019
As Adjusted EBITDA	$45.1
Free Cash Flow	$32.2

*For definitions and reconciliations of Non-GAAP Reporting measures, please refer to the Non-GAAP Financial Measures Note and reconciliations below.

“We have made great progress during the quarter toward closing our acquisition of Gannett, which is expected to be a transformational deal for our Company as well as the industry. Over the past few months we have been highly focused on integration planning, which has solidified our expectation that we can achieve synergies at the top end of our stated range of $275-300 million in annualized run-rate savings. We have also become more confident that we can implement the synergies over the next 18-24 months. New Media and Gannett will both hold their special stockholder meetings on November 14, 2019. Subject to New Media and Gannett stockholder approval, we expect to close shortly after the special stockholder meetings since all required regulatory approvals have been obtained,” said Michael Reed, New Media President and Chief Executive Officer.

“During the third quarter, organic same store revenue trends were lower than expected, but we saw positive trends in subscriber growth and with revenue in our events business. Our circulation strategy showed continued progress with a rise in total subscribers, driven by growth in digital subscriptions, which grew to 217,000, up 64.9% to prior year. In addition, events had another strong quarter with revenue up 49.6% to prior year. Organic same store revenue was down 7.9% to prior year, reflecting some disruption among our employee base on account of the anticipation of the Gannett transaction, which was announced on August 5, 2019. However, performance improved toward the end of the quarter.”

“As Adjusted EBITDA and Free Cash Flow were strong in the quarter, both growing over the prior year despite the negative impact from Hurricane Dorian, which effected a number of our newspapers. We are very optimistic about the fourth quarter and 2020, especially as we expect to complete the acquisition of Gannett.”

Third Quarter 2019 Financial Results

New Media recorded total revenues of $376.6 million for the quarter, down 1.0% compared to the prior year, and down 7.9% on an organic same store basis. This was a decrease from our Q1 organic same store trend of 7.4% and our Q2 organic same store trend of 6.9%. The discussion of the Gannett transaction caused some disruption for our employees during the quarter; however September performance stabilized as the noise about the transaction settled down.

Traditional Print advertising revenue for the quarter decreased 15.9% on an organic same store basis compared to the prior year. This was a sixty basis points sequential decline as compared with the second quarter.

Digital revenue increased 7.3% on a reported basis from the prior year to $50.0 million, representing 13.3% of total revenue in the third quarter.  UpCurve generated $26.7million in revenue, an increase of 4.6% as compared with the prior year on a reported basis.

Circulation revenue decreased 5.8% on an organic same store basis. Our focus on growing subscriber volumes continues to perform well with digital-only subscribers growing to 217,000, an increase of 64.9% compared to the prior year.

Commercial Print, Distribution and Events revenue increased 5.3% compared to the prior year on an organic same store basis, driven by the 49.6% growth of GateHouse Live and Promotions.

Operating loss was $1.9 million for the quarter, including $12.1 million of deal costs, and Net loss attributable to New Media was $18.5 million for the quarter. The Net loss attributable to New Media included the deal costs and $7.2 million of tax expense.

As Adjusted EBITDA and Free Cash Flow were $45.1 million and $32.2 million, respectively, for the quarter. Both were burdened by $1.5 million in losses resulting from Hurricane Dorian.

Gannett Transaction Update

As previously announced, all required regulatory approvals of the proposed acquisition of Gannett (the “Merger”) have been obtained. The applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to the consummation of the Merger, expired on September 25, 2019. The European Commission announced regulatory clearance under the EU Merger Regulation for the Merger on October 23, 2019.

As recently announced, upon conclusion of the Merger, the Board of Directors will be comprised of nine members, including Michael Reed as Chairman, five independent directors from New Media, and three directors from Gannett. The five independent directors from New Media are expected to be Kevin Sheehan as Lead Director, Mayur Gupta, Theodore Janulis, Maria Miller, and Laurence Tarica. The three directors from Gannett are expected to be John Jeffry Louis, Debra Sandler and Barbara Wall.

The completion of the Merger remains subject to other customary closing conditions, including receipt of approval from New Media stockholders and Gannett stockholders. The Merger is expected to close shortly following the New Media and Gannett special stockholder meetings, which are currently scheduled for November 14, 2019.

Third Quarter 2019 Dividend

On October 16, 2019, New Media’s Board of Directors declared a third quarter 2019 cash dividend of $0.38 per share of common stock. The dividend is payable on November 12, 2019 to shareholders of record as of the close of business on November 1, 2019.

The declaration and payment of any dividends are at the sole discretion of the Board of Directors, which may decide to change the Company’s dividend policy at any time.

Earnings Conference Call

Management will host a conference call on Thursday, October 31, 2019 at 9:00 A.M. Eastern Time. A copy of the earnings release will be posted to the Investor Relations section of New Media’s website, www.newmediainv.com.

All interested parties are welcome to participate on the live call. The conference call may be accessed by dialing 1-855-319-1124 (from within the U.S.) or 1-703-563-6359 (from outside of the U.S.) ten minutes prior to the scheduled start of the call; please reference “New Media Third Quarter Earnings Call” or access code “3578522”.

A simultaneous webcast of the conference call will be available to the public on a listen-only basis at www.newmediainv.com. Please allow extra time prior to the call to visit the website and download any necessary software required to listen to the internet broadcast.

A telephonic replay of the conference call will also be available approximately two hours following the call’s completion through 11:59 P.M. Eastern Time on Wednesday, November 13, 2019 by dialing 1-855-859-2056 (from within the U.S.) or 1-404-537-3406 (from outside of the U.S.); please reference access code “3578522”.

About New Media Investment Group Inc.

New Media supports small to mid-size communities by providing locally-focused print and digital content to its consumers and premier marketing and technology solutions to our small and medium business partners. The Company is one of the largest publishers of locally based print and online media in the United States as measured by our 152 daily publications.  As of September 29, 2019, New Media operates in over 600 markets across 39 states reaching over 21 million people on a weekly basis and serves over 200,000 business customers.

For more information regarding New Media and to be added to our email distribution list, please visit www.newmediainv.com.

Same Store and Organic Same Store Revenues

Same store results take into account material acquisitions and divestitures of the Company by adjusting prior year performance to include or exclude financial results as if the Company had owned or divested a business for the comparable period.  The results of several acquisitions (“tuck-in acquisitions”) were funded from the Company’s available cash and are not considered material. Organic same store revenues are same store revenues adjusted to remove non-material acquisitions and non-material divestitures, and to adjust for Commercial Print revenues that are now intercompany.

Non-GAAP Financial Measures

The Company strongly urges stockholders and other interested persons not to rely on any single financial measure to evaluate its business.  In addition, because Adjusted EBITDA, As Adjusted EBITDA, and Free Cash Flow are not measures of financial performance under GAAP and are susceptible to varying calculations, these non-GAAP measures, as presented in this press release, may differ from and may not be comparable to similarly titled measures used by other companies.

Adjusted EBITDA, As Adjusted EBITDA, and Free Cash Flow

The Company defines Adjusted EBITDA as net income (loss) from continuing operations before income tax expense (benefit), interest/financing expense, depreciation and amortization, and non-cash impairments.  The Company defines As Adjusted EBITDA as Adjusted EBITDA before transaction and project costs, merger and acquisition related costs, integration and reorganization costs, gain/loss on sale or disposal of assets, non-cash items such as non-cash compensation, and Adjusted EBITDA from non-wholly owned subsidiaries.  The Company defines Free Cash Flow as As Adjusted EBITDA less capital expenditures, cash taxes, interest paid, and pension payments.

Management’s Use of Adjusted EBITDA, As Adjusted EBITDA, and Free Cash Flow

Adjusted EBITDA, As Adjusted EBITDA, and Free Cash Flow are not measures of financial performance under GAAP and should not be considered in isolation or as alternatives to income from operations, net income (loss), cash flow from continuing operating activities or any other measure of performance or liquidity derived in accordance with GAAP.  New Media’s management believes these non-GAAP measures, as defined above, are useful to investors for the following reasons:

-	Evaluating performance and identifying trends in day-to-day performance because the items excluded have little or no significance on the Company’s day-to-day operations; and
-
Providing assessments of controllable expenses that afford management the ability to make decisions which are expected to facilitate meeting current financial goals as well as achieving optimal financial performance.

We use Adjusted EBITDA, As Adjusted EBITDA, and Free Cash Flow as measures of our deployed revenue generating assets between periods on a consistent basis.  We believe As Adjusted EBITDA and Free Cash Flow measure our financial performance and help identify operational factors that management can impact in the short term, mainly our operating cost structure and expenses.  We exclude mergers and acquisition, transaction, and project related costs such as diligence activities and new financing related costs because they represent costs unrelated to the day-to-day operating performance of the business that management can impact in the short term.  We consider the loss on early extinguishment of debt to be financing related costs associated with interest expense or amortization of financing fees, which by definition are excluded from Adjusted EBITDA. Such charges are incidental to, but not reflective of our day-to-day operating performance of the business that management can impact in the short term.

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy, any securities in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts, including, among other things, statements regarding the expected timetable for completing the proposed transaction between New Media and Gannett, the benefits and synergies of the proposed transaction and future opportunities for the combined company. Words such as “anticipate(s),” “expect(s),” “intend(s),” “plan(s),” “target(s),” “project(s),” “believe(s),” “will,” “aim(s),” “would,” “seek(s),” “estimate(s)” and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are based on New Media’s current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties and other factors that could lead to actual results materially different from those described in the forward-looking statements. New Media can give no assurance that its expectations will be attained. The actual results, liquidity and financial condition may differ from the anticipated results, liquidity and financial condition indicated in these forward-looking statements. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and there are certain important factors that could cause actual results to differ, possibly materially from expectations or estimates reflected in such forward-looking statements, including, among others:
•
continued declines in advertising and circulation revenues, economic conditions in the markets in which New Media operates, including natural disasters, tariffs and other factors affecting economic conditions generally, competition from other media companies;

•	the possibility of insufficient interest in New Media's digital and other businesses, technological developments in the media sector;
•
an ability to source acquisition opportunities with an attractive risk-adjusted return profile, inadequate diligence of acquisition targets, and difficulties integrating and reducing expenses, including at our newly acquired businesses;

•	the parties’ ability to consummate the proposed transaction and to meet expectations regarding the timing and completion of the proposed transaction;
•
the satisfaction or waiver of the conditions to the completion of the proposed transaction, including the receipt of the required approval of New Media’s stockholders and Gannett’s stockholders with respect to the proposed transaction, in each case, on the terms expected or on the anticipated schedule;

•	the risk that the parties may be unable to achieve the anticipated benefits of the proposed transaction, including synergies and operating efficiencies, within the expected time-frames or at all;
•
the risk that the committed financing necessary for the consummation of the proposed transaction is unavailable at the closing, and that any replacement financing may not be available on similar terms, or at all;

•	the risk that the businesses will not be integrated successfully or that integration may be more difficult, time-consuming or costly than expected;
•
the risk that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the proposed transaction;

•	general economic and market conditions;
•	the retention of certain key employees; and
•	the combined company’s ability to grow its digital marketing and business services initiatives, and grow its digital audience and advertiser base.

Additional risk factors that could cause actual results to differ materially from expectations include, but are not limited to, the risks identified by New Media in its most recent Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K, as well as the risks identified in the registration statement on Form S-4 (File No. 333-233509) (the “Registration Statement”) filed by New Media. All forward-looking statements speak only as of the date on which they are made. Except to the extent required by law, New Media expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between New Media and Gannett. The proposed transaction will be submitted to New Media’s stockholders and Gannett’s stockholders for their consideration. In connection with the proposed transaction, New Media has filed with the Securities and Exchange Commission (the “SEC”) the Registration Statement, which includes a prospectus with respect to shares of New Media’s common stock to be issued in the proposed transaction and a joint proxy statement for New Media’s stockholders and Gannett’s stockholders (the “Joint Proxy Statement”). The Registration Statement was declared effective by the SEC on October 10, 2019, and the Joint Proxy Statement was first mailed to stockholders of New Media and Gannett on or about October 10, 2019.  Each of New Media and Gannett may also file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS OF NEW MEDIA ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by New Media or Gannett with the SEC may be obtained free of charge at the SEC’s web site, http://www.sec.gov. Copies will also be available at no charge in the “Investor Relations” sections of New Media’s website, www.newmediainv.com, and Gannett’s website, www.gannett.com.

Contact:
Ashley Higgins, Investor Relations
ir@newmediainv.com
(212) 479-3160
Source: New Media Investment Group Inc.

NEW MEDIA INVESTMENT GROUP INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(In thousands, except share data)

	September 29, 2019	December 30, 2018

Assets
Current assets:
Cash and cash equivalents	$28,641	$48,651
Restricted cash	3,128	4,119
Accounts receivable, net of allowance for doubtful accounts of $8,270 and $8,042 at September 29, 2019 and December 30, 2018, respectively	143,311	174,274
Inventory	21,070	25,022
Prepaid expenses	25,221	23,935
Other current assets	21,467	21,608
Total current assets	242,838	297,609
Property, plant, and equipment, net of accumulated depreciation of $256,531 and $219,256 at September 29, 2019 and December 30, 2018, respectively	314,133	339,608
Operating lease right-of-use assets, net	109,152	-
Goodwill	328,488	310,737
Intangible assets, net of accumulated amortization of $128,386 and $101,543 at September 29, 2019 and December 30, 2018, respectively	465,063	486,054
Other assets	12,079	9,856
Total assets	$1,471,753	$1,443,864

Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of long-term debt	$4,395	$12,395
Current portion of operating lease liabilities	15,132	-
Accounts payable	20,667	16,612
Accrued expenses	105,537	113,650
Deferred revenue	117,837	105,187
Total current liabilities	263,568	247,844
Long-term liabilities:
Long-term debt	433,718	428,180
Long-term operating lease liabilities	101,710	-
Deferred income taxes	12,197	8,282
Pension and other postretirement benefit obligations	23,303	24,326
Other long-term liabilities	11,206	16,462
Total liabilities	845,702	725,094
Redeemable noncontrolling interests	593	1,547
Stockholders’ equity:
Common stock, $0.01 par value, 2,000,000,000 shares authorized; 60,807,859 shares issued and 60,481,117 shares outstanding at September 29, 2019; 60,508,249 shares issued and 60,306,286 shares outstanding at December 30, 2018	608	605
Additional paid-in capital	655,282	721,605
Accumulated other comprehensive loss	(6,971)	(6,881)
(Accumulated deficit) retained earnings	(20,872)	3,767
Treasury stock, at cost, 326,742 and 201,963 shares at September 29, 2019 and December 30, 2018, respectively	(2,589)	(1,873)
Total stockholders’ equity	625,458	717,223
Total liabilities, redeemable noncontrolling interests and stockholders’ equity	$1,471,753	$1,443,864

NEW MEDIA INVESTMENT GROUP INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE (LOSS) INCOME (UNAUDITED)
(In thousands, except per share data)

	Three months ended		Nine months ended
	September 29, 2019	September 30, 2018	September 29, 2019	September 30, 2018

Revenues:
Advertising	$167,437	$176,461	$530,899	$527,329
Circulation	146,254	145,934	449,269	420,461
Commercial printing and other	62,958	58,024	188,468	162,196
Total revenues	376,649	380,419	1,168,636	1,109,986
Operating costs and expenses:
Operating costs	218,369	220,771	681,271	634,935
Selling, general, and administrative	120,797	121,280	379,208	365,638
Depreciation and amortization	24,482	25,094	68,733	64,276
Acquisition costs	12,181	591	15,318	1,888
Integration and reorganization costs	2,160	9,064	9,502	13,243
Impairment of long-lived assets	-	1,121	2,469	1,121
Net loss (gain) on sale or disposal of assets	602	(72)	3,339	(4,051)
Operating (loss) income	(1,942)	2,570	8,796	32,936
Interest expense	10,030	9,115	30,376	26,466
Other income	(230)	(433)	(801)	(1,290)
(Loss) income before income taxes	(11,742)	(6,112)	(20,779)	7,760
Income tax expense (benefit)	7,226	(239)	4,929	2,591
Net (loss) income	(18,968)	(5,873)	(25,708)	5,169
Net (loss) income attributable to redeemable noncontrolling interests	(505)	232	(954)	232
Net (loss) income attributable to New Media	$(18,463)	$(6,105)	$(24,754)	$4,937

(Loss) income per share:
Basic:
Net (loss) income attributable to New Media	$(0.31)	$(0.10)	$(0.41)	$0.09
Diluted:
Net (loss) income attributable to New Media	$(0.31)	$(0.10)	$(0.41)	$0.09

Dividends declared per share	$0.38	$0.37	$1.14	$1.11

Comprehensive (loss) income	$(19,001)	$(5,940)	$(25,798)	$4,967
Comprehensive (loss) income attributable to redeemable noncontrolling interests	(506)	232	(954)	232
Comprehensive (loss) income attributable to New Media	$(18,495)	$(6,172)	$(24,844)	$4,735

NEW MEDIA INVESTMENT GROUP INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(In thousands)

	Nine months ended
	September 29, 2019	September 30, 2018

Cash flows from operating activities:
Net (loss) income	$(25,708)	$5,169
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	68,733	64,276
Non-cash compensation expense	2,534	2,499
Non-cash interest expense	1,034	1,594
Deferred income taxes	3,915	1,848
Net loss (gain) on sale or disposal of assets	3,339	(4,051)
Impairment of long-lived assets	2,469	1,121
Pension and other postretirement benefit obligations	(1,116)	(2,161)
Changes in assets and liabilities:
Accounts receivable, net	35,641	16,961
Inventory	5,610	(6,967)
Prepaid expenses	(395)	(4)
Other assets	(109,523)	4,416
Accounts payable	2,415	(4,500)
Accrued expenses	9,746	(5,300)
Deferred revenue	3,599	(4,372)
Other long-term liabilities	96,237	1,454
Net cash provided by operating activities	98,530	71,983
Cash flows from investing activities:
Acquisitions, net of cash acquired	(49,666)	(155,166)
Purchases of property, plant, and equipment	(7,281)	(8,029)
Proceeds from sale of real estate and other assets, and insurance proceeds	10,314	13,175
Net cash used in investing activities	(46,633)	(150,020)
Cash flows from financing activities:
Borrowings under revolving credit facility	136,400	-
Repayments under revolving credit facility	(128,400)	-
Borrowings under term loans	-	49,750
Repayments under term loans	(11,296)	(3,093)
Payment of debt issuance costs	-	(500)
Payment of offering costs	-	(369)
Issuance of common stock, net of underwriters’ discount	-	111,099
Purchase of treasury stock	(716)	(784)
Payment of dividends	(68,886)	(64,420)
Net cash (used in) provided by financing activities	(72,898)	91,683
Net (decrease) increase in cash, cash equivalents and restricted cash	(21,001)	13,646
Cash, cash equivalents and restricted cash at beginning of period	52,770	46,162
Cash, cash equivalents and restricted cash at end of period	$31,769	$59,808

NEW MEDIA INVESTMENT GROUP INC. AND SUBSIDIARIES
AS ADJUSTED EBITDA AND FREE CASH FLOW
(In thousands, except share data)

	Three months ended		Nine months ended
	September 29, 2019	September 30, 2018	September 29, 2019	September 30, 2018

Net (loss) income	$(18,968)	$(5,873)	$(25,708)	$5,169
Income tax expense (benefit)	7,226	(239)	4,929	2,591
Interest expense	10,030	9,115	30,376	26,466
Impairment of long-lived assets	-	1,121	2,469	1,121
Depreciation and amortization	24,482	25,094	68,733	64,276
Adjusted EBITDA	22,770	29,218	80,799	99,623
Non-cash compensation and other expense	7,402	5,331	16,719	14,706
Acquisition costs	12,181	591	15,318	1,888
Integration and reorganization costs	2,160	9,064	9,502	13,243
Net loss (gain) on sale or disposal of assets	602	(72)	3,339	(4,051)
As Adjusted EBITDA	45,115	44,132	125,677	125,409
Interest Paid(1)	(9,940)	(8,697)	(29,435)	(25,030)
Net capital expenditures	(2,347)	(2,988)	(7,281)	(8,029)
Pension payments	(467)	(1,177)	(1,116)	(2,161)
Cash taxes(2)	(125)	(243)	(1,046)	(942)
Free Cash Flow	$32,236	$31,027	$86,799	$89,247
Basic weighted average shares outstanding	60,033,999	59,919,246	60,009,927	57,377,682
Diluted weighted average shares outstanding	60,033,999	59,919,246	60,009,927	57,825,310

(1)	Average interest paid during 2019 for the three and nine month periods.
(2)	Cash paid, net of refunds.

	Three months ended		Nine months ended
	September 29, 2019	September 30, 2018	September 29, 2019	September 30, 2018

Total revenues from continuing operations	$376,649	$380,419	$1,168,636	$1,109,986
Revenue adjustment for material acquisitions	-	-	-	-
Same Store Revenues	376,649	380,419	1,168,636	1,109,986
Tuck-in Acquisitions(1)	(30,231)	(4,481)	(150,486)	(10,515)
Organic Same Store Revenues	$346,418	$375,938	$1,018,150	$1,099,471

(1)	Tuck-in acquisitions are adjusted to remove non-material acquisitions and non-material divestitures, and to adjust for Commercial Print revenues that are now intercompany.